SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2000

UNITIL RESOURCES, INC.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation: May 26, 1993

State of Incorporation: New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

(1) This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31	
		CURRENT	PRIOR
	COMPANY PROPERTY		
101	Company property (Schedule II)	3,749,994	686,771
107	Construction work in progress (Schedule II)	0	0
	Total Property	3,749,994	686,771
108	Less accumulated provision for depreciation and		
	Amortization of company property (Schedule III)	329,514	99,733
	Net Company Property	3,420,480	587,038
	INVESTMENTS		
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0
	CURRENT AND ACCRUED ASSETS		
131	Cash	75,903	7,183
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	88,405	91,858
144	Accumulated provision for uncollectable accounts	0	(8,796)
146	Accounts receivable from associate companies (Schedule V)	3,295	0
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	9,637	11,045
173	Unbilled and Accrued Revenues (Schedule VIII)	0	0
	Total Current and Accrued Assets	177,240	101,290
	DEFERRED DEBITS		
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	171,481	80,050
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	171,481	80,050
	TOTAL ASSETS AND OTHER DEBITS	3,769,201	768,378

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31	
		CURRENT	PRIOR
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	100	100
207	Premium on common stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,290,000	1,090,000
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	(2,419,550)	(741,272)
	Total Proprietary Capital	1,880,450	358,728
	LONG-TERM DEBT		
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0
227	Obligations under capital leases - non-current	0	0
	CURRENT AND ACCRUED LIABILITIES		
231	Notes payable	0	0
232	Accounts payable	330,565	149,195
233	Notes payable to associate companies (Schedule XIII)	1,380,585	168,545
234	Accounts payable to associate companies (Schedule XIII)	110,394	130,302
236	Taxes accrued	109,556	(15,999)
237	interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Misc. current and accrued Liabilities (Schedule XIII)	19,403	2,338
243	Obligations under capital leases - current	0	0
	Total Current and Accrued Liabilities	1,950,503	434,381
	DEFERRED CREDITS		
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0
282	*ACCUMULATED DEFERRED INCOME TAXES*	(61,752)	(24,731)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	3,769,201	768,378

SCHEDULE II - COMPANY PROPERTY

ACCOUNT	DESCRIPTION COMPANY PROPERTY	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT	0	2,666,185			2,666,185
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT	102,690	110,958			213,648
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	584,081	286,080			870,161
	SUB-TOTAL	686,771	3,063,223	0	0	3,749,994
107	CONSTRUCTION WORK IN PROGRESS		0	0	0	0
	TOTAL	686,771	3,063,223	0	0	3,749,994

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: NONE

SCHEDULE II - CONTINUED

2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
NONE		
TOTAL	0	0

3) DESCRIBE OTHER COMPANY PROPERTY:

Software Licenses	273,184	857,265
Trademark	12,896	12,896
TOTAL	286,080	870,161

4) DESCRIBE CONSTRUCTION WORK IN PROGRESS: Software Development

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT	24,586	52,950			77,536
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	75,147	176,831			251,978
	TOTAL	99,733	229,781	0	0	329,514

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0
	TOTAL	0	0

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	0	3,295
	TOTAL	0	3,295

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS: NONE

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SUMMARY: NOT APPLICABLE

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
173	ACCRUED AND UNBILLED REVENUE	0	0
	TOTAL	0	0

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS		
	Financing	80,000	106,273
	Licensing	50	65,208
	TOTAL	80,050	171,481

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0	0
	TOTAL	0	0

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions
which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	10,000	1.00	100	100

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
207	PREMIUM ON COMMON STOCK	9,900
211	MISCELLANEOUS PAID IN CAPITAL	4,290,000
215	APPROPRIATED RETAINED EARNINGS	
	TOTAL	4,299,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR(LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	(741,272)	(1,678,278)	0	(2,419,550)
	TOTAL	(741,272)	(1,678,278)	0	(2,419,550)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUC- TIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:					0	0	0	0
ACCOUNT 224 - OTHER LONG-TERM DEBT:					0	0	0	0
					0	0	0	0

1) GIVE AN EXPLANATION OF DEDUCTIONS: NOT APPLICABLE

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES		
	Moneypool	168,545	1,380,585
	TOTAL	168,545	1,380,585
234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:		
	UNITIL Service Corp.	122,232	110,394
	UNITIL Corp	8,070	0
	TOTAL	130,302	110,394
242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES:		
	Accrued Expenses	2,338	19,403
	TOTAL	2,338	19,403

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides consulting and other services on energy related matters to non-affiliates. These services include power brokering and related operational services. In 1999, URI licensed Internet-based software technology for brokering electricity and natural gas sales between consumers and suppliers. Usource, Inc., a subsidiary of URI formed in April of 2000, offers retail energy consumers the market benefits of energy supply bidding with the efficiency and cost benefits of e-commerce.   URI is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Usource, Inc. is an Exempt Telecommunications Company (ECTS) under Section 34 of The Act. URI prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2000 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV -STATEMENT OF INCOME

ACCOUNT	DESCRIPTION		CURRENT YEAR	PRIOR YEAR
	INCOME			
451	Service revenue		130,556	900,194
451.01	Accrued and unbilled service revenue		0	(125,585)
419	Interest Income		0	0
421	Miscellaneous income or loss		21,063	3,346
		Total Income	151,619	777,955
	EXPENSE			
920	Salaries and wages		391,222	123,126
921	Office supplies and expenses		439,118	39,004
922	Administrative expense transferred - credit		0	0
923	Outside services employed		1,332,232	552,402
924	Property insurance		0	0
925	Injuries and damages		1,673	889
926	Employee pensions and benefits		29,965	1,513
928	Regulatory commission expense		0	0
930.1	General advertising expense		171,061	23,502
930.2	Miscellaneous general expense		34,164	12,112
931	Rents		0	350
932	Maintenance of structures and equipment		0	0
403	Depreciation and amortization expense		229,781	103,457
408	Taxes other than income taxes		33,363	9,231
409	Income taxes		(814,453)	(244,437)
410	Provision for deferred income taxes		(37,020)	(23,783)
411	Provision for deferred income taxes -Credit		0	0
411.5	Investment tax credit		0	0
426.1	Donations		0	0
426.5	Other deductions		0	0
427	Interest on long-term debt		0	0
430	Interest on debt to associate companies		47,058	22,348
431	Other interest expense		0	0
555	Purchase Power Expense		(28,130)	665,162
904	Customer Accounting		(137)	16,750
		Total Expense	1,829,897	1,301,626
		Net Income or (Loss)	(1,678,278)	(523,671)

ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
None						
TOTAL	0	0	0	0	0	0

ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
NH Pilot Program (a)	(1,411)		0	(1,411)	0	(1,411)
Usource (b)	131,967		0	131,967	0	131,967
TOTAL	130,556	0	0	130,556	0	130,556

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

(a) Adjustment to revenue recovered through the pilot program.
(b) Revenue generated from power sales through the internet exchange.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE		
	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES			0			0	0	0	0
921 OFFICE SUPPLES AND EXPENSES	Non-applicable		0			0	0	0	0
922 ADMIN EXPENSE TRANS-CREDIT			0			0	0	0	0
923 OUTSIDE SERVICES EMPLOYED			0			0	0	0	0
924 PROPERTY INSURANCE			0			0	0	0	0
925 INJURIES AND DAMAGES			0			0	0	0	0
926 EMPLOYEE PENSIONS AND BENEFITS			0			0	0	0	0
928 REGULATORY COMMISSION EXPENSE			0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE			0			0	0	0	0
930.2 MISC. GENERAL EXPENSE			0			0	0	0	0
931 RENTS			0			0	0	0	0
932 MAINT. OF STRUCT. & EQUIP.			0			0	0	0	0
403 DEPR. AND AMORT. EXPENSE			0			0	0	0	0
408 TAXES OTHER THAN INCOME			0			0	0	0	0
409 INCOME TAXES			0			0	0	0	0
410 PROV FOR DEF INC TAXES			0			0	0	0	0
411 PROV FOR DEF INC TAX CREDIT			0			0	0	0	0
411.5 INVESTMENT TAX CREDIT			0			0	0	0	0
419 INTEREST INCOME			0			0	0	0	0
426.1 DONATIONS			0			0	0	0	0
426.5 OTHER DEDUCTIONS			0			0	0	0	0
427 INTEREST ON LONG-TERM DEBT			0			0	0	0	0
431 OTHER INTEREST EXPENSE			0			0	0	0	0
SUBTOTAL EXPENSES	0	0	0	0	0	0	0	0	0
COMPENSATION FOR USE OF EQUITY CAPITAL	███	███	0	███	███	0	███	███	0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES			0			0	0	0	0
TOTAL EXPENSES	0	0	0	0	0	0	0	0	0
421 MISCELLANEOUS INCOME			0			0	0	0	0
TOTAL COST OF SERVICE	0	0	0	0	0	0	0	0	0

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	DEPARTMENT OR FUNCTION				
			NONE				
920 SALARIES AND WAGES	0						
921 OFFICE SUPPLES AND EXPENSES	0		Non-applicable				
922 ADMIN. EXPENSE TRANS-CREDIT	0						
923 OUTSIDE SERVICES EMPLOYED	0						
924 PROPERTY INSURANCE	0						
925 INJURIES AND DAMAGES	0						
926 EMPLOYEE PENSIONS AND BENEFITS	0						
928 REGULATORY COMMISSION EXPENSE	0						
930.1 GENERAL ADVERTISING EXPENSE	0						
930.2 MISC. GENERAL EXPENSE	0						
931 RENTS	0						
932 MAINT. OF STUCT. & EQUIP.	0						
403 DEPR. AND AMORT. EXPENSE	0						
408 TAXES OTHER THAN INCOME	0						
409 INCOME TAXES	0						
410 PROV. FOR DEF. INC. TAXES	0						
411 PROV. FOR DEF. INC. TAX CREDIT	0						
411.5 INVESTMENT TAX CREDIT	0						
426.1 DONATIONS	0						
426.5 OTHER DEDUCTIONS	0						
427 INTEREST ON LONG-TERM DEBT	0						
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	0						
431 OTHER INTEREST EXPENSE	0						
TOTAL EXPENSES -	0	0	0	0	0	0	

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

| NAME OF DEPARTMENT | TOTAL AMOUNT | DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO | | | NUMBER PERSONNEL END OF YEAR |
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	
Non-applicable					
TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA"=NON ASSOCIATE	AMOUNT
Outside Services			
UNITIL Service Corp.		A	1,171,681
Outside Services - Legal			
Various		NA	111,613
Outside Services - Other			
Various		NA	48,938
		TOTAL	1,332,232

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000

DESCRIPTION	AMOUNT
Health Insurance	1,903
Net Periodic Pension Expense	7,537
401K	7,156
Life Insurance	2,331
Other	11,038
TOTAL	29,965

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying
the items according to the nature of the advertising and as defined in the account definition. If a
particular class includes an amount in excess of $3,000 applicable to a single payee, show separately
the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Adventures in Advertising	9,811
	Bonci on Design	3,373
	Breakaway Growth Strategies	5,334
	BusinessEdge Solutions	118,110
	Energy Strategies Inc.	8,000
	GE Capital Commercial	3,381
	Massachusetts Health and Education Facilities Authority	3,500
	Real Estate Board of New York	3,000
	The Works	16,552
	TOTAL	171,061

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2 "Miscellaneous General Expense",
classifying such expenses according to their nature. Payments and expenses permitted by Section
321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Business Development	8,587
Communications	22,535
Other	3,042
TOTAL	34,164

RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

TYPE OF PROPERTY	AMOUNT
Not Applicable	
TOTAL	0

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:	
State Unemployment Tax	3,378
U.S. Government Tax:	
Federal Insurance Contribution Act	29,425
Federal Unemployment Tax	560
TOTAL	33,363

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
None		
	TOTAL	0

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,"Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
None		

TOTAL   0

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 13.

ORGANIZATION CHART

Organization Chart as of December 31, 2000

President	Robert G. Schoenberger
Vice President	Todd R. Black
Vice President & Treasurer	Mark H. Collin
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION - Not Applicable

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Not applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc

By: /s/ Mark H. Collin,
Mark H. Collin,
Treasurer

April 17, 2001